Exhibit 99.3

CONTINENTAL ENERGY CORPORATION

POLICY ON TRADING

AND

COMPANY SECURITIES

C O N T E N T S

1.	Effectiveness and Change	2
2.	Purpose of This Policy	2
3.	Definitions	2
4.	Definition of "Material Non-Public Information"	3
5.	Definitions of "Insiders", "Tipping", and "Insider Trading"	3
6.	Persons Subject to this Policy	4
7.	Prohibited Trading and Tipping Activities	4
8.	Blackout Periods	5
9.	Trading Windows	5
10.	Designated Insiders	5
11.	SEDI Reporting for Designated Insiders	6
12.	Policy Compliance Officer	6
13.	Companion Policy to the Code	6
14.	Oversight Committees	6
15.	Disciplinary Actions Under this Policy	6
16.	Penalties Under Securities Laws	7
17.	Public Notice Filings	7

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1.	Effectiveness and Change

This Policy on Trading and Company Securities (this "Policy") is made by order of the Board of Directors (the "Board") of Continental Energy Corporation with effect upon and from its "Adoption Date" on 17 May 2017.

This Policy shall continue in full force and effect until revoked or revised by the Board. This Policy is subject to change by the Board, at any time, to address any new issues or concerns which may arise as a result of our ongoing business operations and activities; changes in statutory or regulatory compliance requirements; and any recommendations for changes brought to the Board by the Policy Compliance Officer, as provided for in Section-12, or by the Board committee(s) in charge of oversight on this Policy.

2.	Purpose of This Policy

In accordance with the defined terms in the following Section-3, the purpose of this Policy is intended to serve a four-fold purpose, and:

a)	prevent "Insider Trading" by persons in possession of "Material Non-Public Information" concerning Continental or its business operations and activities;

b)

prevent "Tipping" by persons in possession of "Material Non-Public Information" concerning Continental or its business operations and activities from informing or conveying such knowledge to any other persons;

c)	provide guidance to persons subject to this Policy to permit them to lawfully conduct legitimate transactions for their own personal benefit in the "Securities of Our Company";

d)	avoid the embarrassment and possible damage to the reputation of Continental by preventing the public appearance of "Insider Trading" or "Tipping" involving Continental's personnel or associates; and

e)	ensure compliance with applicable Canadian and United States securities laws and regulations governing the trading in the "Securities of Our Company".

3.	Definitions

As used in this Policy, the following capitalized words and terms shall have the definition and meaning as follows:

  "Associates" means and refers to any employees of any corporate consultants, advisers, contractors, and suppliers who are working on any of our projects under direct written contract between their company and Continental.

  "Blackout Period" has the meaning ascribed thereto in Section-8.

  "Consultants" means and refers to any full-time or part-time individual consultants, advisers, contractors, and suppliers who are working on any of our projects under direct written contract to Continental.

  "Continental" shall mean and include Continental Energy Corporation and any more of its wholly owned subsidiaries, its majority owned or otherwise controlled subsidiaries, and any joint ventures under its contractually designated operational control.

  "Designated Insider" has the meaning ascribed thereto in Section-10.

  "Family Members" means and refers to any immediate family members or residents of the same household of any of the Personnel, Consultants, Associates defined herein, who at any given time, may directly or indirectly become "Insiders" privy to "Material Non-Public Information" as herein defined.

  "Insider Trading" has the meaning ascribed thereto in Section-5.

  "Insider" has the meaning ascribed thereto in Section-5.

  "Material Non-Public Information" has the meaning ascribed thereto in Section-4.

  "Personnel" means and refers to any individual who is a full-time, part-time, or casual hire employees of Continental.

  "Securities of Our Company" means the common shares or any other class of securities of Continental Energy Corporation which are listed on any exchange or trading on any over the counter system in any jurisdiction.

  "Tipping" has the meaning ascribed thereto in Section-5.

  "Trading Window" has the meaning ascribed thereto in Section-9.

4.	Definition of "Material Non-Public Information"

As used in this Policy the following terms are deemed and defined to mean:

a)

Any information about Continental is "Material" if it would be expected to affect the investment decisions of a reasonable shareholder or investor, or if the information would reasonably be expected to significantly affect the market trading price of any of the "Securities of our Company" as defined in Section-3. Both positive and negative information may be "Material Information". For example, in the case of Continental, amongst many others, the following types of information would ordinarily be considered Material Information:

i)	financial performance, especially earnings and significant changes in financial performance or liquidity;

ii)	negotiations for a pending merger, acquisition, deal, contract, or concession; or cancellation of one;

iii)	public or private securities or debt offerings; and

iv)	exploration results, positive or negative, from ongoing operations of oil, gas, or mineral drilling.

b)

Any information about Continental is "Non-Public" if it has not been widely disseminated to the public through the facilities of a major newswire service such as Business Wire or PRNewswire. For the purposes of this Policy, information will be considered "Public"; i.e., no longer Non-Public, after the close of market trading on the first full trading day following public release of the information by such newswire service.

5.	Definitions of "Insiders", "Tipping", and "Insider Trading"

As used in this Policy the following terms are deemed and defined to mean:

a)

"Insiders" - Any person in possession of Material Non-Public Information concerning Continental or its business operations and activities is deemed to be an "Insider"; regardless of whether such person is actually associated with Continental and learned such information first-hand from his/her job duties, or whether such information was received as a "Tip" from any other person. Being an Insider is not illegal and not a violation of this Policy.

b)

"Tipping" - Any person in possession of Material Non-Public Information concerning Continental or its business operations and activities is deemed to be "Tipping" at the time such person may disclose it to any other person whatsoever. The person receiving the "Tip" immediately also becomes a deemed Insider and also will be engaging in Tipping if they pass on the same Tip to yet a third person and so on. In the event that any one person in the Tipping chain acts on such information and makes a trade of the Securities of Our Company, on or off any marketplace, then that person is engaging in, and every "Tipper" in the chain leading to the trader, has thereby engaged in, improper and illegal Insider Trading.

c)

"Insider Trading" - Any person whatsoever in possession of Material Non-Public Information concerning Continental or its business operations and activities who acts on that information and make a trade of the Securities of Our Company, on or off any marketplace, is engaging in improper and illegal "Insider Trading".

6.	Persons Subject to this Policy

a)

This Policy applies to Continental related Personnel, Consultants, Associates, Family Members, and Insiders as such capitalized terms are described in Section-3, all of whom are deemed herein to be "persons subject to this Policy".

b)	This Policy also applies to the Designated Insiders further defined in Section-10.

c)

This Policy applies to any transactions in any Securities of Our Company, including common shares, options, warrants, preferred shares, and debentures, as well as exchange-traded options or other derivative securities that are not issued by Continental, but are based on the Securities of Our Company.

d)

This policy applies not only to the Securities of Our Company which a person subject to this Policy owns, but also those over which control or direction is exercised (for example as a trustee or executor of an estate) and also to the securities of Continental that are indirectly owned (for example by a corporation controlled by a person subject to this Policy.

7.	Prohibited Trading and Tipping Activities

a)	No person may trade in the Securities of Our Company at any time while in possession of Material Non-Public Information concerning Continental.

b)	No person subject to this Policy may trade in the Securities of Our Company outside of the Trading Window time period set by this Policy.

c)

No person subject to this Policy may trade in the Securities of Our Company during any Blackout Periods set by this Policy. Further, no person subject to this Policy shall disclose to any outside party that Continental has imposed a Blackout Period.

d)

No person subject to this Policy may disclose Material Non-Public Information concerning Continental to any outside person (including family members, analysts, individual investors and members of the investment community and news media) that could be Tipping, or may be construed as Tipping, as defined herein.

e)

In any instance where Material Non-Public Information concerning is inadvertently disclosed to outsiders or disclosed to outsiders in the necessary course of business, the outsider so informed should be advised that they are then privy to Material Non-Public Information concerning Continental and must not disclose the same information to anyone else, and they may not trade in the Securities of Our Company until the information has been publicly disclosed by Continental Energy Corporation.

f)

No person shall give trading advice of any kind about the Securities of our Company to anyone while possessing Material Non-Public Information, except to advise others not to trade if doing so might violate the law or this Policy.

g)	No person subject to this Policy may:

i)	trade in securities of any other public company for example such as a project partner, while possessing Material Non-Public Information concerning that company;

ii)	engage in Tipping or disclose Material Non-Public Information concerning any other public company to anyone; or

iii)

give trading advice of any kind to anyone concerning any other public company while possessing Material Non- Public Information about that company that such person learned in the course of their service to Continental.

h)

The trading prohibitions and restrictions set forth in this section and this Policy in general will be, and are, superseded by any greater prohibition or restrictions prescribed by applicable securities laws and regulations.

8.	Blackout Periods

a)

As used in this Policy, a "Blackout Period" means any period of time during which any person subject to this Policy is restricted by the terms of this Policy or of applicable securities law from trading in the Securities of Our Company.

b)

Continental may set a Blackout Period in effect at any time for any number of undisclosed reasons. In such case, the Policy Compliance Officer shall send an email notifying each registered person subject to this Policy of the dates that Blackout Period shall commence and, possibly, when it can be expected to end.

c)

However, for the avoidance of doubt, it is the obligation of every person subject to this Policy to ensure, prior to effecting a trade, that a Blackout Period is not in effect or such person is not otherwise restricted from trading in the Securities of our Company.

d)

In the event that a person subject to this Policy is unsure whether they may trade in the Securities of our Company, such person should contact the Policy Compliance Officer to determine if a Blackout Period is in effect or if the person may unknowingly be in possession of Material Non-Public Information.

9.	Trading Windows

a)

As used in this Policy, a "Trading Window" means any period of time between Blackout Periods when any person subject to this Policy is NOT restricted by the terms of this policy or applicable securities law and may trading in the Securities of Our Company.

b)

Ordinarily a Trading Window shall open and persons subject to this Policy may trade in the Securities of Our Company only during the period beginning after the close of business one day following the public release of quarterly or year-end financial results or oil and gas reserves related information.

c)

Ordinarily the Trading Window will close and persons subject to this Policy shall NOT trade in the Securities of Our Company after the close of trading on the tenth day preceding any Board, Audit Committee or Reserves Committee meeting to approve any financial statements reflecting quarterly or annual financial results or annual reserves and oil and gas disclosure, as the case may be.

d)

Regardless of whether a Trading Window is open or not, any persons subject to this Policy and in the possession of Material Non-Public Information shall NOT trade in the Securities of Our Company. Persons possessing such information may trade during a Trading Window only after the close of trading on the next full trading day following the widespread release of such information, making it public.

10.	Designated Insiders

a)

As used in this Policy, the term "Designated Insider" shall mean and include those persons subject to this Policy who are serving in a senior capacity, including all directors, officers, senior executive or financial managers, and any other persons so designated in writing by the Policy Compliance Officer as provided for in Section-12.

b)

Designated Insiders of Continental are, and shall be, subject to a higher standard of scrutiny and disclosure requirements under this Policy and are required to file insider and other reports pursuant to the requirements of the Canadian Securities Regulators NI 55-104 Insider Reporting Requirements and Exemptions.

11.	SEDI Reporting for Designated Insiders

a)

Any person subject to this Policy who has been advised in writing by the Policy Compliance Officer that he/she is a Designated Insider under this Policy is required to register, establish a user profile, obtain an insider number and access key, and thereafter file timely reports on personal trading activities in the Securities of Our Company, on the "NI 55-102 System for Electronic Disclosure by Insiders" or "SEDI".

b)

SEDI permits its users to easily file and view insider reports electronically, and facilitates timely and accurate disclosure of trading activity. Developed and operated for the Canadian Securities Administrators by the Canadian Depository for Securities, SEDI is an on-line system that is available to anyone with internet access at www.sedi.ca.

c)

At the time a person subject to this Policy is advised he/she is a Designated Insider, the Policy Compliance Officer shall provide information and assistance of Continental's legal counsel in registering and using SEDI.

12.	Policy Compliance Officer

a)

The Board has duly appointed and authorized the Chief Financial Officer of Continental Energy Corporation as the "Policy Compliance Officer" in charge of administering this Policy, and shall prepare and maintain a register of all persons known to be subject to this Policy.

b)	The Policy Compliance Officer is also authorized, at his own discretion, to designate any persons subject to this Policy as Designated Insiders as defined herein.

c)

The Policy Compliance Officer is also authorized to establish the beginning and end of Blackout Periods and Trading Windows as defined herein and communicate the same to the registered persons subject to this Policy.

d)	The Policy Compliance Officer is also authorized to respond to any questions from any persons subject to this Policy regarding compliance with the terms of this Policy and applicable securities laws.

13.	Companion Policy to the Code

This Policy is a companion policy to Continental's Code of Business Conduct and Ethics (the "Code") as last revised, made publicly available, and filed with applicable securities regulatory agencies. This Policy forms an integral part of the Code and applies to the Members (as defined in the Code) of Continental to the same extent as if this Policy was wholly incorporated into the body of the Code.

14.	Oversight Committees

Two of the Board's standing committees have been charged, in accordance with their respective charters, with oversight of this Policy; administration of issues arising as a result of this Policy; and periodic review and amendment of this Policy. These two oversight committees are the Audit Committee and the Governance and Nominating Committee.

15.	Disciplinary Actions Under this Policy

a)	Violation of this Policy for Tipping may subject such person to disciplinary action up to and including termination for cause.

b)	Violation of this Policy for Insider Trading may subject such person to disciplinary action up to and including termination for cause.

16.	Penalties Under Securities Laws

a)

The consequences of Insider Trading or Tipping can be severe. Generally, under securities laws, persons violating Insider Trading or Tipping rules may be required to disgorge the profit made or the loss avoided by trading, pay the loss suffered by the persons who purchased securities from or sold securities to the insider or to the Tippee, pay fines up to the greater of $5,000,000 and three times the profit made or loss avoided, pay administrative penalties of up to $1,000,000 per contravention and serve a jail term of up to five years less a day.

b)

Continental Energy Corporation may also be required to pay penalties and could, under certain circumstances, be subject to private lawsuits by traders for damages suffered as a result of illegal Insider Trading or Tipping by persons under its control as employees, consultants, or affiliates.

17.	Public Notice Filings

Continental has published the latest revision of this Policy and made it available for public access in filings made shortly after the Adoption Date as follows:

a)

A complete copy of this Policy has been publicly filed on the Canadian Securities Administrators ("CSA") National Instrument ("NI") 13-101 System for Electronic Document Analysis and Retrieval ("SEDAR") in accordance with requirements of Part-2.3 of the CSA's NI 58-101 Disclosure of Corporate Governance Practices.

b)

Further, a copy of this Policy has been filed separately on the US Securities Commission's EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system under cover of a Form-6K Report of Foreign Issuer.

c)

This entire Policy is publicly available in a convenient PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/.

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